FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Cardone Non Accredited Fund, LLC

Commission File No. 024-12283

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18851 NE 29th Avenue STE 1000

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone Non Accredited Fund, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

2

CARDONENON ACCREDITED FUND, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2025

TABLEOF CONTENTS

3

PART II

Cardone Non Accredited Fund, LLC

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Non Accredited Fund, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States. On September 30, 2023, the Company began offering Class A Units to investors. As of June 30, 2025, the Company has issued 479,761 Class A units and 1,000 Class B units and has invested in three multifamily real estate investments with properties located in South Florida.

Results of Operations

For the six months ended June 30, 2025, we have generated expenses of $334,204 compared with $81,380 for the six months ended June 30, 2024. We also earned interest income of $39,388 (compared to $116,038 during the six month periods ending June 30, 2024, a period during which we had a large amount of not-yet-invested equity contributions generating interests) and recorded $1,001,900 of equity in losses from unconsolidated investees (compared to $154,688 of equity in gains during the six month periods ending June 30, 2024). Gains and losses in unconsolidated investees represent the Company’s proportionate share of the income and losses of the properties into which the Company has invested, and are strongly affected by non-cash depreciation and amortization expenses recognized on the properties, which totaled $2,165,619 and $270,240, respectively, for the six month periods ended June 30, 2025 and 2024 respectively.

Assets

Our Cash decreased from $2,200,398 as of December 31, 2024 to $797,289 as of June 30, 2025, primarily due to our acquisition of a third real estate multifamily investment. As of June 30, 2025, the Company invested $47,526,611 in three properties, which were valued under the equity method at $43,049,125 as of June 30, 2025. This compares with $28,486,518 invested in two properties as of June 30, 2024, which were valued at $28,568,146 as of June 30, 2024.

The Manager notes that REIT accounting rules require it to value its investments in the properties under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’ proportionate share of the investee’s earnings or losses. This calculation does not consider any appreciation to the market value of the properties which has occurred since acquisition. The properties showed a book loss for the first six months of 2025 due primarily to non-cash depreciation and amortization, resulting in a net loss for each property and current book valuations significantly below the purchase price of the properties.

Liabilities

As of June 30, 2025, we have $562,889 in amounts due to affiliates, compared with $282,717 due to affiliates as of June 30, 2024, which are discussed in the section entitled “Related Party Transactions” below. As of June 30, 2025, The Company had $604,692 in distributions payable, which reflect distributions that have been declared, as compared with $0 as of June 30, 2024 (the Company acquired its first investment in May 2024). The Company pays distributions quarterly on the 15th day following the end of the preceding quarter end.

Liquidity and Capital Resources

As of June 30, 2025, the Company had $797,289 in cash and total liabilities of $1,168,035, substantially all of which reflected either amounts due to related parties and a distribution payable. This compares with $3,418,425 in cash and total liabilities of $6,800,023 as of June 30, 2024, where these numbers also included money received from investors for which Class A Units had not yet been issued along with a $4,586,518 loan from Grant Cardone. The Company’s properties are cash flowing and it also has the ability to borrow money from its Manager and its Manager’s affiliates, both to meet ongoing expenses and to “pre-fund” additional real estate investments. As such, we believe the Company has sufficient liquidity to fund its expenses over the next twelve months, even if no additional amounts were to be raised. The Company’s plan over the next twelve months is to requalify its Regulation A offering so that it may begin raising money again and using that money to make additional investments in real estate.

4

Related Party Transactions

Investment in Class A Units: Since our formation, we have raised $25,000 in capital from Grant Cardone, the Manager of our Manager, which was sold in exchange for 25 Class A Units on the same terms and conditions as the Class A Units being sold in our Regulation A offering.

Related Party Advances: The Manager and its affiliates have paid expenses on behalf of the Company and are owed $24,785 as of June 30, 2025, compared with $282,717 as of June 30, 2024. These related party advances are unsecured, interest-free, and repayable on demand.

Acquisition Fees: For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s fixed asset purchase price As of June 30, 2025, the property owning entities incurred a total of $3,929,500 in acquisition fees, all of which have been paid, and which are considered acquisition costs and are included in the basis of the purchased properties. The Company’s proportional share, based on the ownership of the respective investments, totaled $448,903 and is included in the investment cost.

Asset Management Fee: The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the six month period ended June 30, 2025, the company incurred $239,880 in asset management fee expense, compared with $28,378 in asset management fee expenses incurred in the first six months of 2024, during which the Company was still raising capital. As June 30, 2025, a total of 451,471 in asset management fee (compared with $28,378 as of June 30, 2024) remains outstanding and is included as a component of due to affiliates on the balance sheets.

Note Payable: For some real estate purchases, Grant Cardone “pre-funds” a portion of the Company’s acquisition by loaning the Company the amount needed to participate in the purchase of the property. These notes are unsecured and bear interest at Market Rates, with principal and interest due on demand.

On June 17, 2024 the company entered such a promissory note with Grant Cardone with a principal balance of $4,586,518. The principal balance outstanding on the note was $4,586,518 and bore interest rate at a rate of 3.5% . The principal balance on the note was paid off in full during 2024.  The company incurred interest expense of $86,633 related to these advances and as of June 30, 2025 and December 31, 2024, accrued interest on this note in the amount of $86,633 is still outstanding and owed, but interest is no longer accruing (i.e., the remaining unpaid amount is now an interest free debt). The accrued interest is a component of due to due to affiliates on the balance sheets.

Class B Units: The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Trends and Key Information Affecting our Performance

Through June 30, 2025, we continue to view the U.S. multifamily housing sector favorably. Current market dynamics and underlying fundamentals point to an overall positive trend in the U.S. multifamily industry. We are focused on acquiring properties in desirable locations that are poised to benefit from the ongoing wave of renters relocating from major metro areas, many of whom continue to work remotely.

Strong renter demand is supported by job growth, increasing household formations, declining homeownership rates, and shifting demographics. Additional factors affecting the prime U.S. renter demographic—including rising costs of first-time homeownership, elevated mortgage interest rates, and tight credit standards in the single-family mortgage market—further underscore the value proposition of multifamily property ownership.

Construction costs remain elevated, and recent tariffs are expected to continue constraining new development. This limited supply of new competitive buildings should support rental rate growth. While interest rates remain high, we are prepared to acquire assets on an all-cash basis if we are unable to assume existing mortgages or otherwise secure financing on favorable terms.

Once market interest rates fall below 5%, we anticipate financing new acquisitions with debt. Additionally, we may refinance previously purchased properties, distributing proceeds to Company Members after retaining sufficient cash for property working capital needs and settling any deferred payments to the Manager.

5

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information

None.

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Item 3. Financial Statements

CARDONENON ACCREDITED FUND, LLC

Financial Statements for the Six Month Period Ended June 30, 2025

7

Cardone Non Accredited Fund, LLC
Balance Sheets
As of June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets:

Cash	$797,289	$2,200,398
Investments in unconsolidated investees	43,049,125	43,685,163
Due from affiliates	-	662,473
Other assets	39,992	32,332
Total Assets	43,886,406	46,580,366

Liabilities and Members' Equity

Liabilities:
Accrued expenses	455	19,635
Due to affiliates	562,889	216,554
Offering proceeds	-	2,171,525
Divestitures payable	-	462,000
Distributions payable	604,692	485,493
Total Liabilities	1,168,036	3,355,207

Members' Equity:
Class A Units, 750,000 authorized, 479,761 and 459,974 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	47,976,059	45,997,359
Class B Units, 1,000 authorized, issued and outstanding	-	-
Accumulated distributions	(2,070,134)	(885,305)
Offering and syndication costs	(279,197)	(275,253)
Accumulated deficit	(2,908,358)	(1,611,642)
Total Members' Equity	42,718,370	43,225,159

Total Liabilities and Members' Equity	$43,886,406	$46,580,366

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Non Accredited Fund, LLC
Statements of Operations
For the Six Months Ended June 30, 2025 and 2024

	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)

Equity in (losses) gains of unconsolidated investees	$(1,001,900)	$154,688

Expenses
Asset management fee	239,880	28,378
Professional fees	80,663	42,300
Administrative and other	13,661	-

Total expenses	334,204	70,678

Other income (expense)
Interest income	39,388	116,038
Interest expense	-	(10,702)

Total other income	39,388	105,336

Net (loss) income	$(1,296,716)	$189,346

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Non Accredited Fund, LLC
Statements of Changes in Members' Equity
For the Six Months Ended June 30, 2025 and the Year Ended December 31, 2024

		Class A		Class B
	Total	Units	Amount	Units	Amount
Balance, January 1, 2024	$2,011	250	$2,011	1,000	$-

Issuance of units	25,193,508	251,935	25,193,508	-	-

Net income	189,346	-	189,346	-	-

Balance, June 30, 2024	25,384,865	252,185	25,384,865	1,000	-

Issuance of units	20,778,851	207,789	20,778,851	-	-

Offering and syndication costs	(275,253)	-	(275,253)	-	-

Distributions to unit holders	(885,305)	-	(885,305)	-	-

Net loss	(1,777,999)	-	(1,777,999)	-	-

Balance, December 31, 2024	43,225,159	459,974	43,225,159	1,000	-

Issuance of units	1,978,700	19,787	1,978,700	-	-

Offering and syndication costs	(3,944)	-	(3,944)	-	-

Distributions to unit holders	(1,184,829)	-	(1,184,829)	-	-

Hypothetical carried interest to Manager	-	-	(517,533)	-	517,533

Net loss	(1,296,716)	-	(1,296,716)	-	-

Balance, June 30, 2025 (Unaudited)	$42,718,370	479,761	$42,200,837	1,000	$517,533

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Non Accredited Fund, LLC
Statements of Cash Flows
For the Six Months Ended June 30, 2025 and 2024

	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net (loss) income	$(1,296,716)	$189,346

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in losses (gains) of unconsolidated investees	1,001,900	(154,688)
Distributions from unconsolidated investees	1,210,338	73,060
Changes in operating assets and liabilities:
Other assets	(7,660)	-
Accrued expenses	(19,180)	(100)
Due to affiliates	346,335	173,700
Net cash provided by operating activities	1,235,017	281,318

Cash flows from investing activities:
Investments in unconsolidated investees	(1,576,200)	(28,486,518)
Due from affiliates	662,473	-
Net cash used in investing activities	(913,727)	(28,486,518)

Cash flows from financing activities:
Capital Contributions	-	25,193,508
Offering and syndication costs	(3,944)	(92,322)
Promissory Note	-	4,586,518
Offering Proceeds	-	(6,496,642)
Divestitures payable	(462,000)	-
Return of offering proceeds to investors	(192,825)	-
Distributions to unit holders	(1,065,630)	-
Net cash (used in) provided by financing activities	(1,724,399)	23,191,062

Net change in cash	(1,403,109)	(5,014,138)

Cash, beginning of period	2,200,398	8,432,563

Cash, end of period	$797,289	$3,418,425

Supplemental Disclosure of Cash Flow Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

Supplemental Disclosure of Noncash Financing and Investing Activities:
Distributions declared and unpaid at the balance sheet date	$604,692	$-
Offering proceeds converted to members' capital	$1,978,700	$-

See accompanying notes, which are an integral part of these financial statements

F-4

CARDONENON ACCREDITED FUND, LLC

NOTES TO FINANCIAL STATEMENTS

As of and for the period ended June 30, 2025

NOTE 1: NATUREOF OPERATIONS

Cardone Non Accredited Fund, LLC (the “Company”) formerly known as Cardone Equal Opportunity Fund II is a limited liability company organized January 31, 2022 under the laws of Delaware.  The Company is located in Aventura, Florida. The Company was formed to raise up to $75 million under Regulation A Plus from a wide range of investors, with a primary focus on individual non-accredited investors, to acquire investments in multifamily and commercial real estate.  The Company intends on investing through limited liability corporations (“Cardone Members LLC’s”) (treated as partnerships) that own a single multifamily property or commercial property (through single purpose entities “SPE”s).  The Cardone Member LLC’s are co-owned by the Company (typically through interests of less than 20%), and Cardone Equity Fund (“CEF”), related entities for accredited investors with common management. Grant Cardone, on a case by case basis, may own from 1% to 2.5% of the LLC’s. The fundraising activity will be primarily done through Cardone Capital LLC’s (the “Manager”) online platform. As of June 30, 2025, the Company has issued 479,761 Class A units and 1,000 Class B units and has invested in three multifamily real estate investments with properties located in South Florida.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025 and December 31, 2024, the Company had approximately $547,000 and 1,950,000 respectively, with financial institutions in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Investment in Unconsolidated Investees

Investments in limited liability companies in which the Company has a noncontrolling interest, but otherwise exercises significant influence, are accounted for under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’s proportionate share of the investee's earnings or losses. Management recognizes a loss on the value of its investments when an other than temporary decline has occurred based on analysis of the excess carrying value of the investment compared to its fair value and the length of time such excess occurs. Distributions received from unconsolidated investees are classified using the nature of the distribution approach in the statement of cash flows. Under this approach, distributions received should be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investing cash inflow).

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multifamily and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A Plus. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

F-5

Offering Proceeds

Offering proceeds reflected as liabilities represent subscriptions received in advance of issuance of Class A units that will be converted to members’ equity upon acceptance of the investor by the Company.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering”. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Company intends to commence during 2023 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed.

Distributions Payable

Distributions payable represents dividends declared but unpaid as of the balance sheet dates.

Divestiture Payable

Divestitures payable represents amounts due to investors who have submitted valid redemption requests to withdraw their interests in the Company as of the balance sheet dates. Divestitures payable are recognized as liabilities by the Company when the redemption request has been received and accepted by the Company.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year in which the first real estate investment is purchased. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

NOTE 3: INVESTMENTS IN UNCONSOLIDATED INVESTEES

As of June 30, 2025, the Company owns noncontrolling interest in three limited liability companies, which own and operate multi-family rental properties Fort Lauderdale, Florida. Since the Company does not control the investee, it reflects its investment in such limited liability companies on the equity method.

At June 30, 2025 the Company’s investments in unconsolidated investees consisted of the following:

	Manor	Jacaranda	Edge	Total
Ownership Interest	11.22%	8.13%	16.54%
Balance at December 31, 2024	15,357,401	10,030,757	18,297,005	43,685,163
Contributions/	940,600	-	635,600	1,576,200
Distributions	(401,576)	(299,998)	(508,764)	(1,210,338)
Proportionate Share of 2025 Activity	(132,628)	(334,031)	(535,241)	(1,001,900)
Balance at June 30, 2025	15,763,797	9,396,728	17,888,600	43,049,125

At December 31, 2024  the Company’s investments in unconsolidated investees consisted of the following:

	Manor	Jacaranda	Edge	Total
Ownership Interest	10.675%	8.125%	16.088%
Balance at December 31, 2023	-	-	-	-
Contributions	16,368,454	10,783,928	18,798,029	45,950,411
Distributions	(450,451)	(290,880)	(95,667)	(836,998)
Proportionate Share of 2024 Activity	(560,602)	(462,291)	(405,357)	(1,428,250)
Balance at December 31, 2024	15,357,401	10,030,757	18,297,005	43,685,163

F-6

NOTE3: INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

At June 30, 2025 the Company’s investments in unconsolidated investees consisted of the following:

Condensed Statement of Operations	Manor	Jacaranda	Edge	Total
Revenue	7,055,237	6,777,467	5,172,013	19,004,717
Operating Expenses	8,270,665	10,912,369	8,419,841	27,602,875
Income/(Loss) From Operations	(1,215,428)	(4,134,902)	(3,247,828)	(8,598,158)
Other Income (Expenses)	33,326	23,808	29,727	86,861
Net loss	(1,182,102)	(4,111,094)	(3,218,101)	(8,511,297)

Condensed Balance Sheet	Manor	Jacaranda	Edge	Total
Total Assets	142,109,770	117,651,010	109,004,724	368,765,504
Total Liabilities	2,303,801	1,716,312	1,325,624	5,345,737
Members' Equity	139,805,969	115,934,698	107,679,100	363,419,767

At December 31, 2024  the Company’s investments in unconsolidated investees consisted of the following:

2024 Condensed Statement of Operations	Manor	Jacaranda	Edge	Total
Revenue	8,829,787	7,093,013	3,013,792	18,936,592
Operating Expenses	14,108,231	12,812,401	5,542,732	32,462,905
Income/(Loss) From Operations	(5,278,444)	(5,719,388)	(2,528481)	(13,526,313)
Other Income (Expenses)	26,985	29,727	8,889	65,601
Net loss	(5,251,459)	(5,689,661)	(2,519,592)	(13,460,712)

2024 Condensed Balance Sheet	Manor	Jacaranda	Edge	Total
Total Assets	145,480,300	124,595,803	113,765,942	383,842,045
Total Liabilities	1,672,246	722,900	398,620	2,793,766
Members' Equity	143,808,054	123,872,903	113,367,322	381,048,279

F-7

NOTE 4: MEMBERS’ EQUITY

The Company is governed by its operating agreement originally dated January 31, 2022 and amended and restated as of December 15, 2023, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. Class A Units are non-voting units on any matters. Class B Units are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

The Company is offering 749,750 Class A Units at $100 per unit through a Tier II offering pursuant to Regulation A under the Securities Act and it intends to sell the units directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is

$5,000. The maximum amount to be raised in the offering is $74,975,000. The Investors who contribute capital to the Company shall upon acceptance by the Manager of their subscriptions become Class A Members in the Company. The Class A Members share 100% of the Company’s profits and are subjected to disproportionate distributions of (i) all Distributable Cash from Operations and (ii) Distributable Cash from Capital Transactions, but only after the full return of contributed capital.

As of June 30, 2025 and December 31, 2024, 25 Class A Units had been issued to Grant Cardone for the same amount and on the same conditions as the Class A Units being offered in the Company’s Regulation A Offering.

Capital Distributions

Net proceeds from operations will be distributed, at the discretion of the Manager, to the extent available, in the following order of priority:

I.	Distributable cash from operations: will be allocated eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members.

II.

Distributable cash from Capital Transactions: the Manager may elect to reinvest some or all of the proceeds from Capital Transaction. In the event the Manager elects not to reinvest Capital Transactions proceeds, distributable cash will be allocated in the following priority:

a.	First, the Class A Members will be allocated 100% of distributable cash until the Class A Members’ total capital contributions are reduced to zero

b.

Second, the Class B Members will be allocated a “Catch-Up Allocation,” whereby they are allocated 100% of distributable cash until the Class B Members have been allocated 20% of all distributable cash allocated to date

c.	Finally, the remaining distributable cash will be allocated 80% to the Class A Members and 20% to the Class B Members

In accordance with the operating agreement, distributions will be declared and distributed at least annually. At the Manager’s discretion, the Manager may reallocate any Distributable Cash from the Class B Members to the Class A Members. The Manager also has discretion to reallocate Distributable Cash from the Class A Members to the Class B Member so long as at least 80% of all Distributable Cash to date is allocated to the Class A Members. As of June 30, 2025 and December 31, 2024, the Manager has distributed all distributable cash to the Class A Members, which totaled $2,070,134 and $885,305. When cash flow from operations increases or an exit occurs, the Manager may adjust cash distributions to be allocated on the cumulative 80% / 20% basis.

As of June 30, 2025, the Manager’s proportionate share of distributable cash from operations is $517,533, which is included in the statements of changes in members’ equity. As of June 30, 2025, the Company has not had a Capital Transaction.

NOTE 5: RELATED PARTYTRANSACTIONS

The Company has engaged the Manager to manage the Company pursuant to its Operating Agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual offering expenses incurred. Offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses. For the six months ended June 30, 2025 and for the year ended December 31, 2024, offering costs of $3,944 and $169,258, respectively, were incurred by a related party on the Company’s behalf.

The Manager and its affiliates will also be reimbursed for expenses paid on behalf of the Company. As of June 30, 2025 and December 31, 2024, $24,785 and $20,547 respectively, was owed to the Manager and its affiliates, which are included as a component of due to affiliates on the accompanying balance sheets.  This related party advance is unsecured, interest-free and repayable on demand from the affiliate.

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Acquisition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment.

As of June 30, 2025 and December 31, 2024, all acquisition fees have been paid. A total of $3,929,500 in fees are considered acquisition costs and are included in the basis of the purchased properties. The Company’s proportional share, based on the ownership of the respective investments, totaled $448,903 and is included in the investment cost.

Financing Coordination Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of each loan placed on the asset funded by a third party, whether at acquisition or pursuant to a refinancing transaction. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. As of June 30, 2025, and December 31, 2024, no Financing Coordination Fees were earned or paid.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. As of June 30, 2025, and December 31, 2024, the Company has not disposed any of its investments.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the six month period ended June 30, 2025, the company incurred $239,880 in asset management fee expense, of which $239,880 remains payable as of June 30, 2025. For the year ended December 31, 2024, the Company incurred $211,591 in asset management fee expense, of which $139,714 remained payable as of December 31, 2024. As June 30, 2025, a total of 451,471 in asset management fee remains outstanding and is included as a component of due to affiliates on the balance sheets.

Marketing Fee

A portion of the property management fees paid by the Cardone Member LLC’s to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, totaled $21,261 and $13,634 for the six-month ended June 30, 2025 and year ended December 31, 2024, respectively.

Note Payable

During 2024, the Company received advances from an entity related to the Manager to fund its investments in Cardone Member LLC’s. These advances were unsecured, bore interest at a rate of 3.5% and were paid off in full during 2024. For the six month ended June 30, 2025 and for the year ended December 31, 2024, the Company incurred interest of $0 and $86,633 related to these advances. As of June 30, 2025 and December 31, 2024, accrued interest amounted to $86,633 and is included as a component of due to affiliates in the accompanying balance sheets.

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Co-investments

As of June 30, 2025 the Company had coinvested with Cardone Equity Fund 23, LLC, Cardone Equity Fund 24, LLC and Cardone Equity Fund 25, LLC.

	Manor		Jacaranda		Edge
	Investment	%	Investment	%	Investment	%	Total
Cardone Equity Fund 23, LLC	136,963,600	88.78%	-	-	-	-	136,963,600
Cardone Equity Fund 24, LLC	-	-	121,849,634	91.87%	-	-	121,849,634
Cardone Equity Fund 25, LLC	-	-	-	-	98,045,550	83.46%	98,045,550
Cardone Non Accredited Fund LLC	17,309,054	11.22%	10,777,154	8.13%	19,433,630	16.54%	47,519,838
Total	154,272,654	100.00%	132,626,788	100%	117,479,180	100.00%	404,378,622

As of December 31, 2024 the Company had co invested with Cardone Equity Fund 23, LLC, Cardone Equity Fund 24, LLC and Cardone Equity Fund 25, LLC.

	Manor		Jacaranda		Edge
	Investment	%	Investment	%	Investment	%	Total
Cardone Equity Fund 23, LLC	136,963,600	89.32%	-	-	-	-	136,963,600
Cardone Equity Fund 24, LLC	-	-	121,939,634	91.87%	-	-	121,939,634
Cardone Equity Fund 25, LLC	-	-	-	-	98,045,550	83.91%	98,045,550
Cardone Non Accredited Fund LLC	16,368,454	10.68%	10,783,928	8.13%	18,798,029	16.09%	45,950,411
Total	153,332,054	100.00%	132,723,562	100%	116,843,579	100.00%	402,899,195

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 31, 2025, the date the financial statements were available to be issued.

On July 15, 2025 the Company made distributions in the amount of $604,692

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 2.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

Exhibit 2.2*

Amended & Restated Operating Agreement, dated December 15, 2023 (Incorporated by reference to Exhibit 2.2 to Cardone Non Accredited Fund, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R-00919))

Exhibit 2.3*

Amendment to Certificate of Formation (Incorporated by reference to Exhibit 2.2 to Cardone Non Accredited Fund, LLC Semi- Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R-00919))

Exhibit 4.1*

Subscription Agreement (Updated December 18, 2023) (Incorporated by reference to Exhibit 4.1 to Cardone Non Accredited Fund, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R- 00919))

Exhibit 6.1*

Transfer Agency and Service Agreement with Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Non Accredited Fund, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer’s Manager	September 29, 2025
Grant Cardone	(Principal Executive Officer)

/s/ Rey Valdez	Director of Accounting of Cardone Real Estate Acquisitions LLC	September 29, 2025
Rey Valdez	(Principal Financial Officer; Principal Accounting Officer)

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